 GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2007 JAN 29 A 10: ~ ?
OF INTERNATIONAL
CORPORATE FINANCE

17 January 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



07020623

SUPPL

Dear Sirs,

GKN plc

- **Total Voting Rights**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

Sue Miles

Enc

PRNUK 1701

PROCESSED

JAN 3 1 2007

THOMSON
FINANCIAL

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

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Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	10:09 17-Jan-07
Number	PRNUK-1701

EXEMPTION NO.
82 - 5204

GKN plc

                    Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, GKN plc is required to notify the market of the following:

At the close of business on 16 January 2007, GKN plc's issued share capital consisted of 741,650,103 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 702,990,961.

The above figure (702,990,961) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

                    Grey Denham

                    Company Secretary

                    17 January 2007

END

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